                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. ___)

                    Under the Securities Exchange Act of 1934



                             COGNIGEN NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  19242 L 20 0
                               -------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------------
 CUSIP No. 19242 L 20 0
----------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:   Stanford Venture Capital Holdings, Inc.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    76-0619955

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY



--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER

       NUMBER OF              750,000/1/
         SHARES
                       ---------------------------------------------------------
     BENEFICIALLY         6   SHARED VOTING POWER
       OWNED BY
         EACH                 -0-
      REPORTING
                       ---------------------------------------------------------
        PERSON            7   SOLE DISPOSITIVE POWER
        WITH:
                              750,000/1/

                       ---------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      750,000/1/
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      7.6%/2/
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------

/1/ Represents 500,000 shares of Cognigen Networks common stock issuable upon exercise of 500,000 shares of Cognigen Networks 8% Convertible Preferred Stock and 250,000 shares of Cognigen Networks common stock issuable upon exercise of warrants.

/2/ Calculated on the basis of 9,118,972 shares of Cognigen Networks common stock outstanding on December 31, 2002.

                                  SCHEDULE 13G

----------------------------
 CUSIP No. 19242 L 20 0
----------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:     Stanford Financial Group Company
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  74-2709825


--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION


      Florida
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

       NUMBER OF              400,000
                       ---------------------------------------------------------
         SHARES          6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              -0-
                       ---------------------------------------------------------
          EACH           7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON               400,000
                       ---------------------------------------------------------
         WITH:           8    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      400,000
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      4.4%/1/
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


/1/ Calculated on the basis of 9,118,972 shares of Cognigen Networks common stock outstanding on December 31, 2002.

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Item 1(a).    Name of Issuer:

              Cognigen Networks, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              7001 Seaview Avenue, N.W.
              Suite 210
              Seattle, Washington 98112

Item 2(a).    Name of Person Filing:

              Stanford Venture Capital Holdings, Inc. and
              Stanford Financial Group Company

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              5050 Westheimer
              Houston, Texas 77056

Item 2(c).    Citizenship: See Item 4 on Cover Page

              Stanford Venture Capital Holdings, Inc. is a Delaware corporation Stanford Financial Group Company is a Florida corporation

Item 2(d).    Title of Class of Securities:

              Common Stock, $.001 Par Value

Item 2(e).    CUSIP Number:

              19242 L 20 0

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

Item 4.       Ownership:

I.     Stanford Venture Capital Holdings, Inc.

       (a)    Amount Beneficially Owned: 750,000 shares/1/

_______________________
/1/ Represents 500,000 shares of Cognigen Networks common stock issuable upon exercise of 500,000 shares of Cognigen Networks 8% Convertible Preferred Stock and 250,000 shares of Cognigen Networks common stock issuable upon exercise of warrants.

       (b)    Percent of Class: 7.6%/2/

       (c)    Number of shares as to which such person has:

              (i)    sole power to vote or to direct to vote      750,000 shares

              (ii)   shared power to vote or to direct the vote        -0-

              (iii)  sole power to dispose or to direct the
                     disposition of                               750,000 shares

              (iv)   shared power to dispose or to direct
                     disposition of                                    -0-

II.    Stanford Financial Group Company

       (a)    Amount Beneficially Owned:                          400,000 shares

       (b)    Percent of Class: 4.4%/2/

       (c)    Number of Shares as to which such person has:

              (i)    sole power to vote or to direct to vote      400,000 shares

              (ii)   shared power to vote or to direct the vote        -0-

              (iii)  sole power to dispose or to direct the
                     disposition of                               400,000 shares

              (iv)   shared power to dispose or to direct
                     disposition of                                    -0-

Item 5.       Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:

              Not applicable.

_______________________
/2/ Calculated on the basis of 9,118,972 shares of Cognigen Networks common stock outstanding on December 31, 2002.

Item 8.       Identification and Classification of Members of the Group:

              Not applicable.

Item 9.       Notice of Dissolution of Group:

              Not applicable.

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     STANFORD VENTURE CAPITAL HOLDINGS, INC.


Dated:  February 20, 2003            By: /s/ James M. Davis
                                        ----------------------------------------
                                         James M. Davis, President

                                     STANFORD FINANCIAL GROUP
                                     COMPANY

Dated:  February 20, 2003            By: /s/ James M. Davis
                                        ----------------------------------------
                                         James M. Davis, Chief Financial Officer

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                                  Exhibit Index




Exhibit 1 Joint Filing Agreement, dated February 20, 2003, by and between Stanford Venture Capital Holdings, Inc. and Stanford Financial Group Company.

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                             Joint Filing Agreement

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

                                    STANFORD VENTURE CAPITAL HOLDINGS, INC.


Dated:  February 20, 2003           By: /s/ James M. Davis
                                       -----------------------------------------
                                        James M. Davis, President

                                    STANFORD FINANCIAL GROUP
                                    COMPANY

Dated:  February 20, 2003           By: /s/ James M. Davis
                                       -----------------------------------------
                                        James M. Davis, Chief Financial Officer